Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On December 3, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S AVERAGE DAILY VOLUME OF 4.6 MILLION CONTRACTS

DURING NOVEMBER IS A NEW ALL-TIME HIGH;

Total Volume Increases 62% Over 2006 To 97.2 Million Contracts,

Year-To-Date Volume Is 40% Ahead Of Previous Year

CHICAGO, December 3, 2007 — The Chicago Board Options Exchange (CBOE) announced today that average daily volume during November totaled 4,626,640 contracts, a new all-time high for the Exchange.  November’s record average daily volume exceeded the previous high of 4,589,206 contracts during August 2007.  For the month of November, CBOE traded a total of 97,159,445 contracts, up 62% from the 59,827,503 contracts traded during November 2006.

Year-to-date, total volume at CBOE is 872,138,413 contracts, an increase of 40% over the 621,765,023 contracts from same period in 2006.  On the year, CBOE’s average daily volume stands at 3,775,491 contracts through the end of November 2007, compared to 2,691,623 contracts through the end of November 2006.

	Nov 2007 Volume (21 days)	% Change vs Nov 2006 (21 days)	% Change vs Oct 2007 (23 days)	Year-To-Date Volume (231 days)	% Change vs 2006 (231 days)
Industry Total	310,801,122	+68%	+6%	2,625,590,659	+41%
CBOE Total	97,159,445	+62%	+9%	872,138,413	+40%
Avg Daily Vol	4,626,640	+62%	+20%	3,775,491	+40%
Equity	49,191,142	+37%	-5%	463,779,076	+29%
Index & ETF	47,964,974	+100%	+29%	408,350,558	+56%
ETF (only)	24,335,565	+154%	+40%	193,170,543	+64%
Open Interest	298,678,257	+28%	+5%	—	—

CBOE’s November Market Of Industry Volume Was 31.3%

In November, CBOE’s market share of total industry volume was 31.3%.  This was an increase of almost one percentage point from October 2007.  Year-to-date, CBOE’s total market share of 33.2% is down slightly from the same period in 2006.   In multiply-listed index and exchange traded fund options, CBOE’s November market share rose 2.2 percentage points to 31.3%, up from October’s 29.1%.

CBOE Market Share	Nov 2007 Market Share	% Change vs Nov 2006	% Change vs Oct 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	31.3%	-1.1%	+0.8%	33.2%	-0.3%
Equity	24.6%	-0.7%	-0.6%	25.9%	-0.4%
Index & ETF (multiple listings only)	31.3%	-9.6%	+2.2%	37.1%	-1.9%

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Monthly Volume In Options On PowerShares QQQ Trust And

Average Daily Volume In Russell 2000 Index Options Set New Records,

Seat Price At CBOE Reaches A New All-Time High Of $3.05 Million

•                          Volume in options on index and exchange traded funds (ETF) totaled 47,964,974 contracts during November, up 100% from the 23,985,361 contracts traded during November 2006.  Average daily volume for the month was 2,284,046 contracts.

•                          Trading volume in options on the PowerShares QQQ Trust (QQQQ) set a new all-time monthly record in November when 5,898,988 contracts traded, an increase of 130% over the November 2006 volume of 2,567,408 contracts, and surpassing the previous high of 4,708,147 contracts traded during August 2007.

•                          Average daily volume in Russell 2000 Index options (RUT) reached a new all-time high of 54,214 contracts during November, besting the previous record of 50,314 contracts during August 2007.  For the month of November, total RUT volume was 1,138,485 contracts traded, an increase of 382% over November 2006’s volume of 235,994 contracts.

•                          Average daily volume in VIX options during November was 146,977 contracts, making VIX options the second most actively traded index, and the fifth most actively traded product at CBOE during the month.  Total volume for the month in VIX options was 3,086,525 contracts, up 425% over November 2006.  Year-to-date, 22.1 million contracts have traded, 392% ahead of November 2006’s year-to-date volume of 4.5 million contracts.

•                          The top five most-actively traded index and ETF options at CBOE during November were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), Standard & Poor’s Depositary Receipts (SPY) and CBOE Volatility Index (VIX).

•                          Total equity options volume for November rose 37% to 49,191,142 contracts, up from 35,841,571 contracts last November.  For the month, average daily volume in equity options was 2,342,435 contracts.

•                          The top five most actively traded equity options during November were Citigroup, Inc. (C), Apple, Inc. (AAPL), Google Inc. (GOOG), Research In Motion (RIMM), and Wynn Resorts (WYN).

•                          A CBOE membership, or seat, traded at a new all-time high price of $3,050,000 on Monday, November 19. This topped the previous record of $3,000,000, which was set on Friday, November 2.  During November, 14 seats traded, bringing the total number of seat sales for the year to 95.

•                          Volume at the CBOE Futures Exchange (CFE) was a record 189,408 contracts traded during November, an increase of 303% over November 2006. Average daily volume for November, the busiest month on record at CFE, was 9,019 contracts.   Additionally, monthly volume in CBOE Volatility Index (ticker VX) futures was a record 173,864 contracts traded, up 305% versus November 2006, while volume in futures on the CBOE DJIA Volatility Index (ticker DV) was 9,113 contracts traded, up 160% over November 2006.  5,382 contracts were traded in futures on the CBOE Russell 2000 Volatility Index (ticker VR), an increase of 12% over October 2007.  VR futures were launched on July 6, 2007.

•                          During November, volume at the CBOE Stock Exchange (CBSX) totaled 198,562,856 shares, an increase of 51% over the 131,824,663 shares traded in October.  Average daily volume at CBSX was 9.9 million shares and a total of 183,405 trades were executed during November.  CBSX launched on March 5, 2007.

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CBOE Individual Index Volume Figures For November 2007

Symbol	Product	Total Volume	% Change vs Nov 06	% Change vs Oct 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	15,741,295	+65%	+22%	11,617,710	+19%
VIX	CBOE Volatility Index (options)	3,086,525	+425%	+12%	868,782	+45%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	5,848,319	+306%	+33%	10,454,626	+117%
XSP	Mini-S&P 500 Index	237,352	+20%	+260%	845,912	-12%
OEX	S&P 100 Index (American-Style Exercise)	1,427,832	+20%	+31%	381,481	-6%
XEO	S&P 100 Index (European-Style Exercise)	222,688	-49%	+19%	172,302	-28%
DJX	Dow Jones Industrial Average	695,293	+16%	-4%	854,249	-3%
DIA	DIAMONDS Trust, Series 1	624,178	+11%	+15%	1,876,726	+28%
NDX	Nasdaq-100 Index	452,073	-55%	-22%	629,719	-9%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	510,632	+24%	+10%	2,304,133	0%
QQQQ	PowerShares QQQ Trust	5,898,988 New Record	+130%	+55%	11,105,569	+37%
RUT	Russell 2000 Index	1,138,485	+382%	+24%	2,035,038	+195%
RVX	CBOE Russell 2000 Volatility Index (options)	12,971	—	+28%	6,320	—
IWM	iShares Russell 2000 Index Fund	7,859,258	+120%	+45%	8,596,924	+36%
SMH	Semiconductor HOLDRs Trust	54,039	-67%	-18%	887,313	-7%
OIH	Oil Services HOLDRs Trust	281,852	+38%	+5%	559,663	+10%
EEM	iShares MSCI Emerging Markets Index	937,941	+546%	+21%	1,497,208	+364%
XLF	Financial Select SPDR	1,262,930	+5078%	+101%	5,250,776	+358%
XLE	Energy Select SPDR	254,442	-22%	-6%	1,972,053	+25%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Media Contacts:		Analyst Contact:
Debbie Baratz	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
baratz@cboe.com	comptong@cboe.com	koopman@cboe.com

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CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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